SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)1

                          Bio-Medical Automation, Inc.
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                                (Name of Issuer)

                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)

                                    09056V105
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                                 (CUSIP Number)

                                Steven N. Bronson
                           900 Third Avenue, Suite 201
                            New York, New York 10022
                                 (212) 610-2778

                                 with a copy to:
                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be 'filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                 March 27, 2000
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             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No.  09056V105

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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven N. Bronson
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF         7.      SOLE VOTING POWER
SHARES                    512,647
BENEFICIALLY      -----------------------------------------------------------
OWNED BY          8.      SHARED VOTING POWER
EACH                      0
REPORTING         -----------------------------------------------------------
PERSON            9.      SOLE DISPOSITIVE POWER
WITH                      512,647
                  -----------------------------------------------------------
                  10.     SHARED DISPOSITIVE POWER
                          0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         512,647
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [X]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)
         62.4%
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14.      TYPE OF REPORTING PERSON
         IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  09056V105                SCHEDULE 13D

Item 1.  Security and Issuer.

         Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.10 par value per share (the "Common Stock") of Bio-Medical Automation, Inc., a Colorado corporation, with its principal offices located at 900 Third Avenue, Suite 201, New York, New York 10022 (the "Issuer"), remains in full force and effect. As of March 15, 2000 the Issuer had 643,128 shares of Common Stock outstanding.

Item 2.  Identity and Background.

          (a) This Amendment No. 6 to Schedule 13D is filed on behalf of Steven
          N. Bronson.

          (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022.

          (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), which was founded by Mr. Bronson in 1996, as a mergers and acquisition advisory firm. In September 1998 Catalyst registered under the Securities Exchange Act of 1934 as a full- service securities brokerage and investment banking firm. The principal place of business of Catalyst is 900 Third Avenue, Suite 201, New York, New York 10022.

          (d) During the last five years, Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Bronson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         In accordance with a private transaction, on March 27, 2000 Steven N. Bronson acquired, using his own personal funds, 242,494 shares of Common Stock and options and warrants to purchase 148,750 shares of Common Stock (the "Stock Purchase Agreement"). The Stock Purchase Agreement is annexed as Exhibit 2, to the Form 8-K, dated April 5, 2000, filed by the Issuer, and is incorporated herein by reference. On March 27, 2000 Mr. Bronson acquired, using his own personal funds, 242,494 shares of Common Stock for $1.05 per share for a total purchase price of $254,618.70. Additionally, Mr. Bronson acquired, using his own personal funds, options and warrants to purchase 148,750 shares of Common Stock for a total purchase price of

$15,625. Specifically, Mr. Bronson acquired: (a) options to purchase 95,000 shares of Common Stock with an exercise price of $1.125 per share for $.10 per option and such options are set to expire on June 24, 2002; (b) options to purchase 25,000 shares of Common Stock with an exercise price of $1.25 per share for $.10 per option and such options are set to expire on February 15, 2003; (c) warrants to purchase 25,000 shares of Common Stock with an exercise price of $1.00 per share for $.10 per warrant and such warrants are set to expire on April 1, 2001; and (c) warrants to purchase 3,750 shares of Common Stock with an exercise price of $.75 per share for $.30 per warrant and such warrants are set to expire on October 10, 2001.

         Prior to the Stock Purchase Agreement, Mr. Bronson owned of record 92,653 shares of Common Stock and warrants to purchase 28,750 shares of Common Stock. Mr. Bronson's warrants to purchase 28,750 shares of Common Stock consist of: (a) warrants to purchase 25,000 shares of Common Stock with an exercise price of $1.00 per share and such warrants are set to expire on April 1, 2001; and (c) warrants to purchase 3,750 shares of Common Stock with an exercise price of $.75 per share and such warrants are set to expire on October 10, 2001.

Item 4.  Purpose of Transaction.

         Mr. Bronson acquired the securities disclosed on this Schedule 13D to obtain a controlling interest in the Issuer. After the closing of the Stock Purchase Agreement, Mr. Bronson may be deemed to beneficially own an aggregate of 512,647 shares of Common Stock, representing approximately 62.4% of the total shares of the Issuer's Common Stock deemed outstanding, thereby giving Mr. Bronson control of the Issuer. Mr. Bronson owns of record 335,147 shares of Common Stock, as to which he possesses sole voting and disposition power and Mr. Bronson owns options and warrants to purchase an additional 177,500 shares of Common Stock.

         Pursuant to the Stock Purchase Agreement all executive officers and directors of the Issuer resigned. Mr. Bronson was appointed the President, Secretary and Treasurer of the Issuer and the following individuals were appointed as directors of the Issuer: Steven N. Bronson, Leonard Hagan, and Kenneth S. Schwartz. The disclosures regarding the Stock Purchase Agreement and the appointment of officers and directors contained in the Issuer's Annual Report for year ended December 31, 1999 on Form 10-KSB, which was filed on March 23, 2000 is incorporated herein by reference. Additionally, the principal offices of the Issuer were relocated to 900 Third Avenue, Suite 201, New York, New York 10022.

         Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

               (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 512,647 shares of the Issuer's Common Stock, representing approximately 62.4% of the total shares of Common Stock deemed outstanding. Mr. Bronson owns of record 335,147 shares of Common Stock, as to which he possesses sole voting and disposition power. Additionally, Mr. Bronson owns options and warrants to purchase 177,500 shares of Common Stock at exercise prices ranging at $.75 per share to $1.25 per share. These options and warrants are set to expire between April 1, 2001 and February 15, 2003.

               Mr. Bronson's wife, Kimberly Bronson, owns, an aggregate of 30,000 shares of Common Stock and with respect to such shares, Mr. Bronson expressly disclaims any beneficial ownership.

                  (c) Not applicable.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

                  (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.  Material to be Filed as Exhibits.

         A copy of the Stock Purchase Agreement, pursuant to which Mr. Bronson acquired a controlling interest in the Issuer, is annexed as Exhibit 2 to the Form 8-K, dated April 5, 2000, filed by the Issuer and is incorporated herein by reference.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   April 6, 2000
                                                   --------------------------
                                                            (Date)

                                                   /s/ Steven N. Bronson
                                                   --------------------------
                                                            (Signature)

                                                   Steven N. Bronson
                                                   --------------------------
                                                            (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).